UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 10, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

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Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 August 2017

Amec Foster Wheeler plc - update re Roy Franklin - non-executive director

Following today's announcement by Premier Oil plc, Amec Foster Wheeler plc announces that Roy Franklin, Non-executive director and Chairman of the Remuneration Committee, has been appointed Chairman of Premier Oil plc, a company listed on the London Stock Exchange, with effect from 1 September 2017.

Premier Oil plc is an independent UK oil company with oil and gas interests in the UK, South East Asia, the Falkland Islands and Latin America.

This disclosure is made in accordance with Listing Rule 9.6.14.

Contact:

Jenny Warburton
Deputy Company Secretary
Amec Foster Wheeler plc
+44 (0)1565 683359

A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary